SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

ESPERION THERAPEUTICS, INC.

(Name of Issuer)

COMMON STOCK, $0.001 PAR VALUE per share

(Title of Class of Securities)

29664W105

(CUSIP Number)

Patrick G. Enright

Managing Member

Longitude Capital Partners, LLC

800 El Camino Real, Ste 220

Menlo Park, CA 94025

(650) 854-5700

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

July 1, 2013

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(Continued on following pages)

(Page 1 of 11 Pages)

CUSIP No. 29664W105	13D	Page 2 of 11 Pages

1	NAMES OF REPORTING PERSONS Longitude Capital Partners, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (see instructions) OO1
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 1,934,396[2]
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 1,934,396[2]
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,934,396[2]
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 13.3%[3]
14	TYPE OF REPORTING PERSON (see instructions) OO

1 The securities over which the Reporting Persons (as defined in Item 2) have shared voting and dispositive power were acquired using investment funds from limited partners.

2 Consists of 1,717,720 shares of Common Stock (as defined in Item 1 below) issued upon the conversion of shares of Series A Preferred (as defined in Item 3 below) of the Issuer, and 216,676 shares of Common Stock acquired from the Issuer.

3 The percentage was calculated based on 14,579,305 outstanding shares of Common Stock, as disclosed by the Issuer in the Registration Statement (as defined in Item 5 below), which reflects the conversion of all shares of the Issuer’s preferred stock, including the Series A Preferred previously held by certain of the Reporting Persons, and the issuance and sale by the Issuer of an aggregate of 5,000,000 shares of Common Stock in the Offering (as defined in Item 3 below), including the shares of Common Stock acquired by certain of the Reporting Persons.

CUSIP No. 29664W105	13D	Page 3 of 11 Pages

1	NAMES OF REPORTING PERSONS Longitude Venture Partners, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (see instructions) OO1
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 1,934,396[2]
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 1,934,396[2]
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,934,396[2]
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 13.3%[3]
14	TYPE OF REPORTING PERSON (see instructions) PN

1 The securities over which the Reporting Persons have shared voting and dispositive power were acquired using investment funds from limited partners.

2 Consists of 1,717,720 shares of Common Stock issued upon the conversion of shares of Series A Preferred, and 216,676 shares of Common Stock acquired from the Issuer.

3 The percentage was calculated based on 14,579,305 outstanding shares of Common Stock, as disclosed by the Issuer in the Registration Statement, which reflects the conversion of all shares of the Issuer’s preferred stock, including the Series A Preferred previously held by certain of the Reporting Persons, and the issuance and sale by the Issuer of an aggregate of 5,000,000 shares of Common Stock in the Offering, including the shares of Common Stock acquired by certain of the Reporting Persons.

CUSIP No. 29664W105	13D	Page 4 of 11 Pages

1	NAMES OF REPORTING PERSONS Longitude Capital Associates, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (see instructions) OO1
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 1,934,396[2]
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 1,934,396[2]
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,934,396[2]
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 13.3%[3]
14	TYPE OF REPORTING PERSON (see instructions) PN

1 The securities over which the Reporting Persons have shared voting and dispositive power were acquired using investment funds from limited partners.

2 Consists of 1,717,720 shares of Common Stock issued upon the conversion of shares of Series A Preferred, and 216,676 shares of Common Stock acquired from the Issuer.

3 The percentage was calculated based on 14,579,305 outstanding shares of Common Stock, as disclosed by the Issuer in the Registration Statement, which reflects the conversion of all shares of the Issuer’s preferred stock, including the Series A Preferred previously held by certain of the Reporting Persons, and the issuance and sale by the Issuer of an aggregate of 5,000,000 shares of Common Stock in the Offering, including the shares of Common Stock acquired by certain of the Reporting Persons.

CUSIP No. 29664W105	13D	Page 5 of 11 Pages

1	NAMES OF REPORTING PERSONS Patrick G. Enright
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (see instructions) OO1
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 2,386[2]
	8	SHARED VOTING POWER 1,934,396[3]
	9	SOLE DISPOSITIVE POWER 2,386[2]
	10	SHARED DISPOSITIVE POWER 1,934,396[3]
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,936,782[4]
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 13.3%[5]
14	TYPE OF REPORTING PERSON (see instructions) IN

1 The securities over which the Reporting Persons have shared voting and dispositive power were acquired using investment funds from limited partners. The securities over which by Mr. Enright has sole voting and dispositive power were issued in connection with his service on the Board of Directors of the Issuer.

2 Consists of a stock option to purchase an aggregate of 21,471 shares of Common Stock, 2,386 of which will vest and become exercisable within 60 days following July 1, 2013.

3 Consists of 1,717,720 shares of Common Stock issued upon the conversion of shares of Series A Preferred, and 216,676 shares of Common Stock acquired from the Issuer.

4 Consists of the shares of Common Stock described in footnotes 2 and 3 above.

5 The percentage was calculated based on 14,581,691 shares of Common Stock, as follows: 2,386 shares of Common Stock issuable within 60 days following July 1, 2013 upon exercise of a stock option issued to Mr. Enright; plus 14,579,305 outstanding shares of Common Stock, as disclosed by the Issuer in the Registration Statement, which reflects the conversion of all shares of the Issuer’s preferred stock, including the Series A Preferred previously held by certain of the Reporting Persons, and the issuance and sale by the Issuer of an aggregate of 5,000,000 shares of Common Stock in the Offering, including the shares of Common Stock acquired by certain of the Reporting Persons.

CUSIP No. 29664W105	13D	Page 6 of 11 Pages

1	NAMES OF REPORTING PERSONS Juliet Tammenoms Bakker
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (see instructions) OO1
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 1,934,396[2]
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 1,934,396[2]
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,934,396[2]
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 13.3%[3]
14	TYPE OF REPORTING PERSON (see instructions) IN

1 The securities over which the Reporting Persons have shared voting and dispositive power were acquired using investment funds from limited partners.

2 Consists of 1,717,720 shares of Common Stock issued upon the conversion of shares of Series A Preferred Stock of the Issuer and 216,676 shares of Common Stock acquired from the Issuer.

3 The percentage was calculated based on 14,579,305 outstanding shares of Common Stock, as disclosed by the Issuer in the Registration Statement, which reflects the conversion of all shares of the Issuer’s preferred stock, including the Series A Preferred previously held by certain of the Reporting Persons, and the issuance and sale by the Issuer of an aggregate of 5,000,000 shares of Common Stock in the Offering, including the shares of Common Stock acquired by certain of the Reporting Persons.

Item 1. Security and Issuer.

This Schedule 13D (this “Statement”) is filed with respect to the common stock, par value $0.001 per share (“Common Stock”), of Esperion Therapeutics, Inc., a Delaware corporation (the “Issuer”). The address of the principal executive offices of the Issuer is 46701 Commerce Center Drive, Plymouth, Michigan 48170.

Item 2. Identity and Background.

(a) This Statement is being filed on behalf of entities Longitude Venture Partners, L.P. (“LVP”), Longitude Capital Associates, L.P. (“LCA”), and each of LVP’s and LCA’s sole general partner, Longitude Capital Partners, LLC (“LCP”, and each of LVP, LCA and LCP collectively, a “Reporting Entity”) and individuals Patrick G. Enright and Juliet Tammenoms Bakker (each a “Reporting Individual,” and each Reporting Entity or Reporting Individual, a “Reporting Person”). The agreement among the Reporting Persons to file jointly in accordance with the provisions of Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, as amended, is attached hereto as Exhibit A. Each Reporting Person disclaims beneficial ownership of all securities except to the extent of such Reporting Person’s pecuniary interest therein, other than those reported herein as being owned by such Reporting Person.

(b) The address of the principal offices of each Reporting Entity and the business address of each Reporting Individual is 800 El Camino Real, Ste 220, Menlo Park, CA 94025.

(c) Each Reporting Entity is a venture capital investment entity. Each Reporting Individual is engaged through venture capital investment entities in acquiring, holding and disposing of interests in various companies for investment purposes. The Reporting Individuals are each managing members of LCP and constitute all officers and directors of LCP, the general partner of each of LVP and LCA, which are the record holders of certain securities of the Issuer. Mr. Enright is also on the Board of Directors of the Issuer (the “Board”).

(d) During the past five years, none of the Reporting Persons have been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) None of the Reporting Persons are, nor during the last five years have been, a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) LCP is a limited liability company organized under the laws of the State of Delaware. LVP and LCA are each limited partnerships organized under the laws of the State of Delaware. Each of the Reporting Individuals is a United States citizen.

Item 3. Source and Amount of Funds or Other Consideration.

On April 11, 2013, LVP and LCA entered into a Series A Preferred Stock Purchase Agreement with the Issuer (the “Series A Purchase Agreement”), pursuant to which the Reporting Entities acquired from the Issuer an aggregate of 12,000,000 shares of the Issuer’s Series A Preferred Stock (the “Series A Preferred”) for an aggregate purchase price of $12,000,000.00, or $1.00 per share. In connection with the Issuer’s initial public offering of Common Stock, which closed on July 1, 2013 (the “Offering”), the shares of Series A Preferred owned by LVP and LCA converted into shares of Common Stock at a ratio of 6.986-for-1, for an aggregate of 1,717,720 shares of Common Stock.

LVP and LCA purchased 212,418 and 4,258 shares of Common Stock, respectively, from the Issuer in the Offering for a per share purchase price equal to the public offering price of $14.00, or an aggregate purchase price of $3,033,464.00.

7

All shares of Series A Preferred and Common Stock purchased by the Reporting Entities have been acquired using investment funds provided to LVP and LCA by their investors, and no part of the purchase price for any such shares is represented by funds that have been borrowed by any of the Reporting Persons for the purpose of acquiring such shares.

The Issuer has granted Mr. Enright a stock option to purchase an aggregate of 21,471 shares of Common Stock in connection with his service on the Board. That stock option was granted effective July 1, 2013, has a vesting commencement date of April 19, 2013, has an exercise price of $14.00 per share, and vests in equal monthly installments over the 36 months following the vesting commencement date of the stock option.

Item 4. Purpose of Transaction.

See Item 3 of this Statement.

The Reporting Persons hold shares of Common Stock, and previously held shares of Series A Preferred, for general investment purposes. The Reporting Persons may, from time to time, depending on prevailing market, economic and other conditions, acquire additional shares of Common Stock or other securities of the Issuer or engage in discussions with the Issuer concerning further acquisitions of shares of Common Stock or other securities of the Issuer or further investments in the Issuer. The Reporting Persons intend to review their investment in the Issuer on a continuing basis and, depending upon the price and availability of shares of Common Stock or other securities of the Issuer, subsequent developments affecting the Issuer, the Issuer’s business and prospects, other investment and business opportunities available to the Reporting Persons, general stock market and economic conditions, tax considerations and other factors considered relevant, may decide at any time to increase or to decrease the size of their investment in the Issuer.

Except as set forth in this Statement, the Reporting Persons have made no proposals, and have entered into no agreements, which would be related to or would result in any of the events or matters described in Item 4 of Schedule 13D.

Item 5. Interest in Securities of the Issuer.

(a) According to the Issuer’s Registration Statement on Form S-1 declared effective by the Securities and Exchange Commission (the “Commission”) on June 25, 2013 and the related prospectus dated June 25, 2013 (collectively, the “Registration Statement”), after giving effect to the issuance of 5,000,000 shares of Common Stock in the Offering and the conversion of all outstanding shares of the Issuer’s preferred stock in connection with the Offering, there were 14,579,305 outstanding shares of Common Stock. LVP is the record holder of 1,896,385 shares of Common Stock, consisting of 1,683,967 shares of Common Stock issued upon conversion of Series A Preferred previously owned by LVP and 212,418 shares of Common Stock purchased by LVP in the Offering, representing approximately 13.0% of the outstanding shares of Common Stock. LCA is the record holder of 38,011 shares of Common Stock, consisting of 33,753 shares of Common Stock issued upon conversion of Series A Preferred previously owned by LCA and 4,258 shares of Common Stock purchased by LCA in the Offering, representing approximately 0.3% of the outstanding shares of Common Stock. LVP and LCA may reallocate their holdings of securities among themselves and may be deemed to beneficially own securities on an aggregated basis.

LCP, as general partner of each of LVP and LCA, has the power to vote and dispose of securities held by each of them and may be deemed to beneficially own the securities held of record by LVP and LCA.

The Reporting Individuals are each managing members of LCP, and share the decision making power of LCP with respect to the voting and disposition of securities beneficially owned by it. As a result, each of Mr. Enright and Ms. Bakker may be deemed to beneficially own the securities held of record by LVP and LCA.

8

Mr. Enright holds a stock option to purchase 21,471 shares of Common Stock that was issued to him in connection with his service on the Board of the Issuer, of which 2,386 shares will vest and become exercisable within 60 days following July 1, 2013. As a result, Mr. Enright may be deemed to beneficially own an aggregate of 1,936,782 shares of Common Stock, consisting of the shares held of record by LVP and LCA and the shares underlying the stock option that Mr. Enright has the right to acquire within 60 days following July 1, 2013.

(b) LVP, LCA, and LCP, as well as Mr. Enright and Ms. Bakker as the managing members of LCP, have shared power to vote and dispose of an aggregate of 1,934,396 shares of Common Stock. Mr. Enright has sole power to vote and dispose of 2,386 shares of Common Stock, which represent the shares of Common Stock underlying stock options that have been granted to Mr. Enright in connection with his service on the Board and that Mr. Enright has the right to acquire within 60 days following July 1, 2013.

(c) Except as reported in this Statement, none of the Reporting Persons has effected any transactions in the Issuer’s securities within the past 60 days.

(d) Not applicable.

(e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

See Item 3 of this Statement.

As set forth in Item 5, LVP and LCA may reallocate their holdings of the securities of the Issuer among themselves, and may be deemed to beneficially own securities on an aggregated basis.

In connection with the purchase of Series A Preferred under the Series A Purchase Agreement, LVP and LCA entered into an Investor Rights Agreement, dated April 28, 2008 and amended April 11, 2013, with the Issuer and certain other parties thereto (the “Investor Rights Agreement”), pursuant to which (i) LVP and LCA have been granted certain rights relating to the registration for resale of the shares of Common Stock owned by them, and (ii) so long as the Reporting Entities collectively hold at least 35,785 shares of Common Stock, the Reporting Entities have the right to designate one representative to attend all meetings of the Board in a non-voting observer capacity (which right the Reporting Entities are not currently exercising as a result of Mr. Enright’s position as a director on the Board). The terms and provisions of the Investor Rights Agreement are described more fully in the Registration Statement and the above summary is qualified by reference to such description and the full text of the Investor Rights Agreement, which is filed as an exhibit to this Statement.

In connection with the Offering, each of LVP, LCA and Mr. Enright have entered into a lock-up agreement pursuant to which such parties are prohibited from selling any shares of Common Stock or any securities convertible into or exercisable or exchangeable for Common Stock held by them for a period of not less than 180 days after June 25, 2013 without the prior written consent of Credit Suisse Securities (USA) LLC and Citigroup Global Markets Inc., subject to certain exceptions. The terms and provisions of such lock-up agreement are described more fully in the Registration Statement and the above summary is qualified by reference to such description and the full text of such agreement, which is filed as an exhibit to this Statement.

As set forth in the Registration Statement, following the closing of the Offering, Mr. Enright will be entitled to receive (i) an annual retainer of $30,000 for his service as a director on the Board, (ii) an annual retainer of $12,000 for his service as the chair of the audit committee of the Board, and (iii) an annual retainer of $3,000 for his service as a member of the nominating and corporate governance committee of the Board. In addition, for each year of service on the Board after December 31, 2013 and subject to continued service on the Board, each non-employee director on the Board, including Mr. Enright, will be entitled to receive a stock option to purchase 4,000 shares of Common Stock, which will vest on the earlier of the one-year anniversary of the grant date and the Issuer’s next annual meeting of stockholders. In connection with his service on the Board, Mr. Enright and the Issuer have entered into an indemnification agreement in the same form that the Issuer has entered with its other directors.

9

Except as disclosed herein, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among the Reporting Persons and any other person with respect to any securities of the Issuer, including but not limited to transfer or voting of any of the securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

Item 7. Material to be Filed as Exhibits.

Exhibit A:	Joint Filing Agreement, dated July 11, 2013, among the Reporting Persons

Exhibit B:	Investor Rights Agreement dated April 28, 2008 among the Issuer, the Key Holders (as defined therein) and the Investors (as defined therein), as amended by Amendment No. 1 to Investor Rights Agreement dated April 11, 2013 among the Issuer, the Key Holders and the Investors (incorporated by reference to Exhibit 4.4 and Exhibit 4.5 to Issuer’s Registration Statement on Form S-1 filed with the Commission on May 14, 2013)

Exhibit C:	Form of Lock-Up Agreement (incorporated by reference to Exhibit A to that certain Underwriting Agreement dated June 25, 2013 between the Issuer and the Underwriters (as defined therein) filed as Exhibit 1.1 to the Issuer’s Registration Statement on Form S-1/A filed with the Commission on June 12, 2013)

Exhibit D:	Form of Indemnification Agreement (incorporated by reference to Exhibit 10.9 to the Issuer’s Registration Statement on Form S-1 filed with the Commission on May 14, 2013)

10

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: July 11, 2013

LONGITUDE VENTURE PARTNERS, L.P.

By: LONGITUDE CAPITAL PARTNERS, LLC
Its: General Partner

/s/ Patrick G. Enright	By:	/s/ Patrick G. Enright
Patrick G. Enright		Patrick G. Enright, Managing Member

LONGITUDE CAPITAL ASSOCIATES, L.P.

By: LONGITUDE CAPITAL PARTNERS, LLC
Its: General Partner

/s/ Juliet Tammenoms Bakker	By:	/s/ Patrick G. Enright
Juliet Tammenoms Bakker		Patrick G. Enright, Managing Member

LONGITUDE CAPITAL PARTNERS, LLC

	By:	/s/ Patrick G. Enright
Patrick G. Enright, Managing Member

11

EXHIBIT A

JOINT FILING AGREEMENT

The undersigned hereby agree that the foregoing statement on Schedule 13D is filed on behalf of each of the undersigned, and any amendments thereto executed by the undersigned shall be filed on behalf of each of the undersigned without the necessity of filing any additional joint filing agreement. The undersigned acknowledge that each is responsible for the timely filing of such statement on Schedule 13D and any amendments thereto, and for the completeness and accuracy of the information concerning it contained therein, but shall not be responsible for the completeness or accuracy of the information concerning the others of the undersigned, except to the extent that it knows or has reason to believe that such information is inaccurate or incomplete. This Joint Filing Agreement may be executed in any number of counterparts, all of which taken together shall constitute one and the same instrument.

IN WITNESS WHEREOF, the undersigned have executed this Joint Filing Agreement as of July 11, 2013.

LONGITUDE VENTURE PARTNERS, L.P.

By: LONGITUDE CAPITAL PARTNERS, LLC
Its: General Partner

/s/ Patrick G. Enright	By:	/s/ Patrick G. Enright
Patrick G. Enright		Patrick G. Enright, Managing Member

LONGITUDE CAPITAL ASSOCIATES, L.P.

By: LONGITUDE CAPITAL PARTNERS, LLC
Its: General Partner

/s/ Juliet Tammenoms Bakker	By:	/s/ Patrick G. Enright
Juliet Tammenoms Bakker		Patrick G. Enright, Managing Member

LONGITUDE CAPITAL PARTNERS, LLC

	By:	/s/ Patrick G. Enright
Patrick G. Enright, Managing Member